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                            UNITED STATES          |       OMB APPROVAL        |
               SECURITIES AND EXCHANGE COMMISSION  |  OMB Number: 3235-0058    |
                      Washington, D.C. 20549       |  Expires: January 31, 2005|
                                                   |  Estimated average burden |
                           FORM 12b-25             |  hours per response...2.50|
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                     NOTIFICATION OF LATE FILING


CHECK ONE) [x]Form 10-K [ ]Form 20-F [ ]Form 11-K  +---------------------------+
           [ ]Form 10-Q [ ]Form N-SAR              |      SEC FILE NUMBER      |
                                                   |                           |
            For Period Ended: December 28, 2002    +---------------------------+

            [ ]   Transition Report on Form 10-K   +---------------------------+
            [ ]   Transition Report on Form 20-F   |        CUSIP NUMBER       |
            [ ]   Transition Report on Form 11-K   |                           |
            [ ]   Transition Report on Form 10-Q   +---------------------------+
            [ ]   Transition Report on Form N-SAR
            [ ]   Transition Report on Form 10-K

            For the Transition Period Ended: _______________________________

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 |Read Instruction (on back page) Before Preparing Form.  Please Print or Type.|
 |                                                                             |
 |     Nothing in this form shall be construed to imply that the Commission has|
 |     verified any information contained herein.                              |
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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________
PART I - REGISTRANT INFORMATION

Spiegel, Inc
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Full Name of Registrant

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Former Name if Applicable

3500 Lacey Road
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Address of Principal Executive Office (Street and Number)

Downers Grove,  Illinois  60515-5432
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |(a)  The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
    |(b) The subject annual report, semi-annual report, transition report on
    |    Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be
    |    filed on or before the fifteenth calendar day following the
    |    prescribed due date; or the subject quarterly report or transition
[ ] |    report on Form 10-Q, or portion thereof will be filed on or before
    |    the fifth calendar day following the prescribed due date; and
    |(c) The accountant's statement or other exhibit required by Rule
    |     12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

See Attachment A hereto.


(Attach Extra Sheets if Needed)
                     Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1344 (11-02)

PART IV-- OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

     James M. Brewster           (630)                    769-2299
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          (Name)              (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            [X] YES    [ ] NO
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ ] YES        [X] NO

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                 Spiegel, Inc.
                   (Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


 Date:  3/31/03                                  By:    /s/ James M. Brewster
                                                        ---------------------
                                                        James M. Brewster
                                                        Senior Vice President
                                                        and Chief Financial
                                                        Officer

 INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


 +-----------------------------ATTENTION------------------------------------+
 |             INTENTIONAL MISTATEMENTS OR OMISSIONS OF FACT                |
 |      CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).        |
 |                                                                          |
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                            GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (s232.201 or s232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T(s232.13(b) of this Chapter).

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                                                         Attachment A

March 31, 2003 - Spiegel, Inc. today announced that the filing of its Form 10-K for its fiscal year ended December 28, 2002 (the "2002 Form 10-K") with the Securities and Exchange Commission ("SEC") has been delayed. The Company's outside auditors, KPMG LLP recently advised the Company that they would not be able to provide the Company with an audit opinion that would enable the Company to file its 2002 Form 10-K in accordance with the SEC's rules and regulations, until they have had an opportunity to review and consider the report of the independent examiner (the "Independent Examiner") appointed under the terms of the partial final judgment consented to by the Company and entered against the Company on March 18, 2003, and as amended on March
27, 2003 (the "SEC Judgment").

As previously reported, the SEC Judgment, among other things, requires the Company to file timely reports with the SEC and provides for the appointment of the Independent Examiner by the court to review the Company's financial records since January 1, 2000 and to provide a report to the court and other parties within 120 days, discussing the Company's financial condition and identifying any material accounting irregularities. The Company has worked diligently to complete its 2002 Form 10-K, which was due to be filed with the SEC on March 28, 2003.
KPMG began work on the fiscal year 2002 audit in late 2002. At the time the Company consented to the original SEC Judgement, the Company did not know that the terms of the SEC Judgement would cause an impediment to the filing of its 2002 Form 10-K.

The Company understands that KPMG believes that, assuming any issues identified in the Independent Examiner's report are of a type that can be quickly addressed, KPMG could be in a position to issue their audit report on the Company's 2002 financial statements, shortly after having an opportunity to review and consider the report of the Independent Examiner. The Company is unable at this time to predict what the Independent Examiner's report will conclude or whether these conclusions will require any adjustments to the Company's financial statements.

As a result, the Company notified the SEC of the impossibility, as a practical matter, of filing its 2002 Form 10-K in a timely manner as required by the SEC Judgment. The Company has undertaken that in the interim, it will keep the public informed of its financial condition and other material developments by filing the following period reports on Form 8-K:

* Monthly sales reports for the Company, along with any accompanying press releases.
* All monthly financial statements that are filed by the Company with the Bankruptcy Court.
* Periodic reports covering any other material developments concerning the Company.